MANAGEMENT'S DISCUSSION & ANALYSIS

MARCH 31, 2021

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three months ended March 31, 2021. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020, and the related notes contained therein which have been prepared under International Accounting Standards 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2020 and 2019, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by IASB. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2020 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is May 10, 2021. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities (including the plan for production at Las Chispas (as defined below) by H2, 2022; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; the development and advancement of the Company's environmental, social and corporate governance strategy and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; commencement of production at Las Chispas (as defined below) by H2, 2022; regulatory restrictions; activities by governmental authorities and changes in legislation; community relations; the speculative nature of mineral exploration; the global economic climate; loss of key employees; additional funding requirements; title to mineral claims or property; and the ultimate impact of the COVID-19 pandemic on operations. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso ("MX$"), C$ and US$); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. Consequently, Mineral Resource Reserve information included in this MD&A is not comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

COVID-19

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by COVID-19. Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally and in Mexico could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, delays in the construction schedule, restrictions on planned operations and other factors that depend on future developments beyond the Company's control. The Company continues to operate its business and move its Las Chispas Project forward under these strict COVID-19 protocols, including a quarantined work camp, mandatory COVID-19 testing of all employees and contractors and the adjustment of exploration and development work schedules, as necessary. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on the Company's exploration and development activities, including the impact on the construction schedule of its process plant and other surface infrastructure, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

NON-IFRS MEASURES

SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

All-in Sustaining Cash Costs ("AISC") per Ounce of silver equivalent ("AgEq") - The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative ("G&A") expenses, net of transaction related costs, severance expenses for management changes, and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment, and taxes. While there is no standardized meaning of the measure across the industry, the Company's definition is based on the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. For the purpose of the Feasibility Study, AISC does not include corporate G&A and exploration expenditures for the Project.

Net Free Cash Flow - SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

1.  DESCRIPTION OF BUSINESS

SilverCrest Metals is a Canadian-based precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high-margin precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

SilverCrest's principal focus is currently on its Las Chispas Project ("Las Chispas" or the "Las Chispas Project"), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Company has recently filed a Feasibility Study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Project is targeted for mid-2022.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the AIF and on the Company's website, www.silvercrestmetals.com.

2.  HIGHLIGHTS

The Company's key events and highlights from January 1, 2021 to the date of this MD&A, include the following:

● On February 2, 2021, the Company announced positive results from a feasibility study (the "Feasibility Study") for the Las Chispas Project. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and its affiliate (together as "Ausenco") with the assistance of several other independent engineering companies and consultants.

● The Company estimates that the initial capital cost (estimated at $137.7 million) and construction schedule (from January 1, 2021 to end of construction projected to be in H1, 2022) outlined in the Feasibility Study for the Las Chispas Project, remain valid.

● Overall, the Project is on schedule and on budget. As of March 31, 2021, the construction progress estimate was 14.3% (Q1 2021 target of 10.9%) and aggregate construction costs of $27.7 million (or 20.1% of $137.7 million) were recorded under mineral property, plant and equipment. These costs include certain payment advances to vendors for which the related construction at Las Chispas may not have been completed as of March 31, 2021. Construction activities included; mobilization of the Ausenco Team on-site, concrete work on foundation, completion of mechanically stabilized earth (“MSE”) wall for crusher installation, procurement of major long lead equipment, underground development progress and improvement of underground ventilation.

● During Q1, 2021, the Company completed 33,382 metres of in-fill and expansion drilling, and 2.0 kilometres of underground decline development including in-vein drifting. The Company also stockpiled an additional estimated 18,000 tonnes of mineralized material at grades estimated to be in-line with the Las Chispas Feasibility Study Mineral Reserve Estimate.

● On February 22, 2021, the Company, using its base shelf prospectus previously filed on June 9, 2020, completed a bought deal prospectus offering of a total of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million.

● As at April 30, 2021, SilverCrest is well funded with cash and cash equivalents of $218.0 million (March 31, 2021 - $226.0 million) and $90.0 million (March 31, 2021 - $90.0 million) available under a Credit Facility.

3.  DISCUSSION OF OPERATIONS

COVID-19 Update

The Company continues to adjust to the unprecedented COVID-19 conditions. In May 2020, the Company installed a fully confined temporary camp with a capacity for 160 essential persons to continue its exploration, underground development, and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced.

As of March 31, 2021, the Company incurred approximately $5.9 million of cumulative expenditures related to COVID-19, the majority of which were for the construction and operation of the new fully confined camp at Las Chispas and for providing assistance with medical needs in the local communities. During Q1, 2021, the Company completed Phase 1 (320 rooms) construction of the new 520 single occupancy room camp and expects the construction to be completed in Q2, 2021.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

Las Chispas

During Q1, 2021, the Company completed 33,382 metres of drilling. As of March 31, 2021, the Company had drilled an estimated cumulative 508,213 metres (1,891 drill holes) since inception of the Las Chispas Project.

During Q1, 2021, the Company completed approximately 2.0 kilometres of underground decline and lateral drifting, including 717 metres of in-vein drifting, and stockpiled an additional estimated 18,000 tonnes of mineralized material at grades estimated to be in-line with the Las Chispas Feasibility Study Mineral Reserve Estimate. By the end of March, 2021, cumulatively, the Company had completed approximately 10.9 kilometres of underground workings, including 2.1 kilometres of in-vein drifting.

For 2021, the Company has budgeted to incur approximately $113.7 million of the estimated initial capital costs of $137.7 million (see Technical Report). Overall, the Las Chispas Project construction is on schedule and on budget. During Q1, 2021, the construction progress estimate was 14.3% (compared to Q1, 2021 target of 10.9%) and aggregate construction costs of $27.7 million (or 20.1% of $137.7 million) were recorded under mineral property, plant and equipment. These costs include certain payment advances to vendors for which the related construction at Las Chispas may not have been completed as of March 31, 2021. The Company’s Q1, 2021progress on its 2021 planned construction and development activities are as follows:

2021 Planned construction	Q1 Progress
Detailed engineering;	Detailed engineering has been progressing well and is expected to be substantially completed during Q2, 2021.
Advancing process plant construction;	Mobilized Ausenco team on-site, awarded the majority of procurement orders, substantially completed earthworks, and initiated concrete work in the grinding, leaching and counter-current decantation ("CCD") areas.
Start of construction of electrical grid powerline;	Completed the right-of-way contracts, signed contract with Comisión Federal de Electricidad ("CFE") and presented detailed engineering to CFE.
Upgrade of main access road and bridge construction;	Initiated work on both the access road and the bridge.
An additional 6,800 metres of underground development;	Completed 1,298 metres of waste development and 717 metres of in-vein drifting.
Underground infrastructure work and stockpile growth; and	Progressed planning on underground infrastructure, installed twin surface ventilation fans in the Babi Main area and stockpiled additional mineralized material.
Commencement of tailings facility construction.	Finalized contract and commenced detailed engineering.

Feasibility Study for the Las Chispas Project

Base Case metal prices used in this analysis were $1,500 per Au ounce ("oz") and $19.00 per Ag oz. These prices were based on consensus average long-term prices. A silver equivalent ("AgEq")1 ratio of 86.9:1 (Ag:Au) applies throughout this MD&A to Mineral Resources and Reserves, production and AISC** per oz. This analysis also assumed a foreign exchange rate of MX$:US$ of MX$20:US$1. The following list includes multiple estimates.

● The Feasibility Study considers a 1,250 tonne-per-day ("tpd") operation, with an initial mine life of 8.5 years. On an after-tax basis, Las Chispas generates a Base Case NPV (5%) of $486.3 million, IRR of 52%, and a payback period of 1.0 year.

● Initial Proven and Probable Reserves (3.35 million tonnes, grading 4.81 gpt Au and 461 gpt Ag, or 879 gpt AgEq) total 94.7 million ounces AgEq.

● The Feasibility Study outlines average annual production of 12.4 million ounces AgEq from 2023 through 2029, with net free cash flow beginning in 2023.

● The Feasibility Study shows an increase in metallurgical recoveries for Au and Ag of 97.6% and 94.3%, respectively. This compares to 94.4% for Au and 89.9% for Ag reported in the Preliminary Economic Assessment ("PEA"), titled, "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective date of May 15, 2019, as amended July 19, 2019.

● Commissioning of the processing plant is targeted for Q2, 2022 with ramp-up through H2, 2022. It is anticipated that SilverCrest will have accumulated eight months (~300,000 tonnes) of mineralized material on surface when the processing plant is expected to reach nameplate capacity of 1,250 tpd (Q4-2022), providing flexibility in the early stages of production.

● Average project-level life of mine ("LOM", 8.5 years) AISC of $7.07/oz AgEq, and $6.68/oz AgEq over seven full years of production.

____________________________________
1 AgEq is based on an Ag:Au ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
**The Company reports non-IFRS measures which include AISC and Net Free Cash Flow in order to manage and evaluate operating performance. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. See the section entitled "Non-IFRS Measures" in this MD&A.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

Las Chispas Expenditures

During Q1, 2021, the Company incurred $12.1 million of development expenditures at Las Chispas (refer to the table, below, and "8. Financings - Use of Proceeds") which have been classified as Mineral Property, Plant, and Equipment. The Company incurred cumulative expenditures to December 31, 2020, of $105.7 million prior to the development stage and as such were expensed as exploration and evaluation expenditures in previous years through comprehensive loss for cumulative expenditures of $117.8 million since inception of the project (excluding acquisition costs).

The following table details the Q1, 2021 and cumulative development expenditures at the Company's Las Chispas Property as no development expenditures were incurred prior to Q1, 2021:

	Expenditures during the three months ended March 31, 2021 US$ 000’s	Expenditures cumulative to March 31, 2021 US$ 000’s
Development expenditures:
Assays	$268	$268
Borrowing costs	695	695
Decline construction and underground workings	5,160	5,160
Depreciation	96	96
Drilling	2,784	2,784
Field and administrative costs	1,729	1,729
Salaries and remuneration	967	967
Share-based compensation	195	195
Technical consulting services and studies	197	197
TOTAL	$12,091	$12,091

To March 31, 2021, the Company had also capitalized acquisition costs of $4.3 million for the Las Chispas Property for cumulative property expenditures of $122.1 million since inception. The Company also recorded $50.0 million related to the Las Chispas Project as mineral property, plant and equipment for various items under construction in progress.

El Picacho

The Company completed 18,237 metres of drilling at Picacho during Q1, 2021 and incurred a total of $2.0 million for the Picacho property under exploration and evaluation expenditures. As of March 31, 2021, the Company had drilled an estimated cumulative 24,059 metres (84 drill holes) since acquiring the Picacho property in 2020.

Corporate update

During the three months ended March 31, 2021, the Company granted 756,000 stock options to officers, employees, and contractors that can be exercised at a price of C$10.87 per share until February 25, 2026. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively. In addition, the Company issued a total of 57,000 deferred share units ("DSUs") to directors of the Company.

On April 26, 2021, the Board approved a new equity share unit plan for the Company (the "SU Plan"). Upon the implementation of the SU Plan, the Company's existing Deferred Share Unit Plan ("DSU Plan") will be phased out and no new awards of deferred share units ("Old DSUs") will be granted under the DSU Plan. The SU Plan will supplement the Company's Stock Option Plan and will provide participants with the opportunity through share units ("SUs"), including restricted share units ("RSUs") and performance share units ("PSUs"), and through DSUs to acquire an ownership interest in the Company.

The SU Plan is subject to shareholder approval and the approval of, and the acceptance of the additional listing of Common Shares, on the TSX and NYSE American.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

4.  SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q1	Q4	Q3	Q2
	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020*	Jun 30, 2020*
	US$ 000’s, Except Per Share Amounts
Comprehensive loss for the period	$(12,651)	$(17,872)	$(17,366)	$(12,311)
Loss per share - basic and diluted	$(0.09)	$(0.14)	$(0.13)	$(0.10)

	Q1	Q4	Q3	Q2
	Mar 31, 2020*	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
	US$ 000’s, Except Per Share Amounts
Comprehensive loss for the period	$(12,383)	$(15,724)	$(11,204)	$(10,599)
Loss per share - basic and diluted	$(0.11)	$(0.17)	$(0.13)	$(0.12)

* During 2020, the Company changed its presentation currency from C$ to US$. As a result, certain quarterly figures have been restated here as they were originally presented in C$. Please see Note 2 of the audited financial statements for the year ended December 31, 2020 for additional detail.

Comprehensive losses prior to Q1, 2021, include exploration and evaluation expenditures at the Las Chispas Project, which increased significantly during 2020 due to increased underground work, infill drilling and costs relating to technical studies such as the Feasibility Study. A reduction in exploration and evaluation expenditures during Q1 and Q2, 2020, related to the COVID-19 pandemic, resulted in a decrease in comprehensive loss compared to Q4, 2019. Exploration and evaluation expenditures increased during Q3 and Q4, 2020 as the Company increased work at the Las Chispas Project and began work on the Picacho Property during Q3, 2020 under strict COVID-19 protocols. Exploration and evaluation expenditures decreased during Q1, 2021 as the Company commenced capitalization of Las Chispas development costs on December 29, 2020.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

5.      RESULTS OF OPERATIONS

During Q1, 2021, comprehensive loss was $12.7 million, compared to $12.4 million for Q1, 2020. The significant variations between these periods included the following:

	Three months ending
	March 31,
	2021 US$ 000’s	2020 US$ 000’s	Variance US$ 000’s	Variance explanation
Exploration and evaluation expenditures	$2,123	$16,292	$(14,169)

Effective December 29, 2020, the Company determined its Las Chispas Project to be in the development stage and as such commenced capitalization of Las Chispas development costs. Previous to December 29, 2020, all Las Chispas Project costs other than acquisition costs were expensed. As such, majority of the Q1, 2021 exploration and evaluation expenditures relate to the Picacho property.

Foreign exchange loss (gain)	$8,458	$(5,067)	$13,525

During Q1, 2021, the value of US$ decreased, relative to C$ which resulted in realized foreign exchange losses in the parent entity which has a functional currency of C$, as it held $203.4 million (December 31, 2020 – $90.7 million) in US$ denominated cash and cash equivalents at March 31, 2021. In addition, the Company recognized unrealized foreign exchange losses resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative depreciation in the value of MX$ to C$ during Q1, 2021. During Q1, 2020, the value of the US$ appreciated relative to C$, which resulted in a foreign exchange gain.

Income tax expense	$254	$-	$254

Two Mexican subsidiaries had intercompany sales which were fully eliminated on consolidation for accounting purposes. However, for tax purposes, these sales resulted in taxable income in which the companies incurred income tax expense on.

General and administrative expenses	$458	$238	$220

Given the large increase in Company activity, there was an increase in associated general and administrative costs such as insurance. The Company also saw increased regulatory and filings costs in Q1, 2021 as compared to Q1, 2020 related, in part, to the release of the Feasibility Study.

Interest income	$(212)	$(385)	$(173)	Held a smaller amount of interest-bearing cash and cash equivalents throughout Q1, 2021 combined with lower interest rates.
Marketing	$188	$88	$100

Given the large increase in Company activity, there was an increase in associated marketing costs such as investor relations and work on establishing its environmental, social and corporate governance strategy and disclosure. The COVID-19 outbreak during March 2020 decreased marketing activities during March 2020 and some of these activities came back during Q1, 2021 under COVID-19 protocols.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

6.  LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares and debt. The Company obtained debt financing for the first time near the end of 2020 (described below). The Company currently has no operations from which to derive revenues.

Assets

At March 31, 2021, the Company held $226.0 million (December 31, 2020 - $135.1 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2020 to March 31, 2021 include:

● $131.2 million (first three months of 2020 - $10.1 million) generated by financing activities, primarily from the completion of the February 2021 bought deal prospectus offering. See "2. Highlights"; offset by

● $30.8 million (first three months of 2020 – $0.3 million) used in investing activities primarily due to construction in progress costs associated with the construction of the plant, buildings and equipment, and Las Chispas development costs; and

● $11.7 million (first three months of 2020 - $10.6 million) used in operating activities primarily due to costs incurred that are included in comprehensive loss (see "5. Results of Operations") and value-added taxes ("IVA") paid in Mexico that significantly exceeded the amount of IVA refunded during the period.

The amounts receivable balance of $0.3 million (December 31, 2020 – $0.3 million) as of March 31, 2021, consisted primarily of interest receivable of $0.2 million (December 31, 2020 – $0.2 million).

Value-added taxes receivable increased to $15.3 million (December 31, 2020 – $12.5 million) as of March 31, 2021, which consisted of IVA in Mexico of $14.8 million (December 31, 2020 – $12.2 million) and goods and services taxes in Canada of $0.4 million (December 31, 2020 – $0.3 million) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded only the portion of the receivable that was received subsequent to March 31, 2021 as current and the remaining receivable as non-current.

Mineral property, plant, and equipment increased to $72.7 million (December 31, 2020 - $39.0 million) primarily due to construction in progress costs associated with the construction of the process plant, buildings and equipment, and Las Chispas development costs.

Liabilities

As at March 31, 2020, accounts payable and accrued liabilities amounted to $12.6 million (December 31, 2020 – $13.4 million), which relates to various contractual obligations in the normal course of business. In addition, at March 31, 2021, lease liabilities amounted to $0.3 million (December 31, 2020 – $0.3 million).

As at March 31, 2021, the Company’s debt balance was $30.0 million (December 31, 2020 – $29.0 million), or $29.0 million net of $1.0 million of transaction costs. The Company may draw up to $120 million on its secured project financing facility for the Las Chispas Project. The Company drew $30.0 million on December 31, 2020, as required. The remaining $90.0 million is available until August 31, 2022, if the Company:

● Draws an additional $30 million for a total of $60 million by August 31, 2021 (with the commitment to draw provided by June 30, 2021);

● Draws an additional $30 million for a total of $90 million by December 31, 2021; and

● Draws an additional $30 million for a total of $120 million by August 31, 2022.

All amounts borrowed under the Credit Facility are due on December 31, 2024. Amounts borrowed under the Credit Facility incur interest at a rate of 6.95% per annum plus the greater of either the 3-month London Interbank Offered Rate (or agreed upon equivalent) or 1.5%. Interest is payable quarterly, and the Company has the option to accrue interest during the availability period. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (4% before Year 1; 3% for Years 1 to 3; and 1.5% beyond Year 3). For further details on the Credit Facility, please refer to note 4 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021.

Liquidity outlook and risks

While the Company currently has no source of revenue, management believes its cash and cash equivalents at April 30, 2021, of $218.0 million and $90.0 million available under the Credit Facility, will be sufficient to fund its exploration and development activities and provide general working capital for the next 12 months.  The Company's financial success is dependent on its ability to discover and advance economically viable mineral deposits and successfully execute construction of the Las Chispas Project. The exploration, development, and operation of the Company's properties may require additional financing, the availability of which is subject to several factors, many of which are beyond the Company's control, including the impact of COVID-19. There is no assurance that future equity or debt financing will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration and development programs, availability of financing, and industry conditions.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

Commitments and contractual obligations

The Company leases its head office under a non-cancellable lease expiring within five years. Prior to expiry, the terms of the new lease agreement are expected to be renegotiated. The Company also leases equipment and has two other leases which are both considered low value leases and as such is included in the consolidated statement of comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments in relation to non-cancellable leases are payable as follows:

Lease liabilities	March 31, 2021 US$ 000’s	December 31, 2020 US$ 000’s
Lease liabilities	$284	$310
Less: current portion	(140)	(138)
Long-term portion	$144	$172

Changes to the Company's lease liabilities were as follows:

	Three months ended	Year ended
	March 31, 2021 US$ 000’s	December 31, 2020 US$ 000’s
Opening balance	$310	$410
Interest expense	7	34
Interest paid	(7)	(34)
Payment of principal portion of lease liabilities, net of foreign exchange	(26)	(100)
Balance, end of period (year)	$284	$310

At March 31, 2021, the Company had incurred $39.1 million in milestone payments (December 31, 2020 – $23.2 million), of the total fixed price EPC agreement of $76.5 million, which was recorded as construction in progress. At March 31, 2021, the Company’s remaining commitment to Ausenco for the EPC contract was $37.3 million.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at March 31, 2021:

	Less than 1 year US$ 000’s	1 - 3 years US$ 000’s	4 - 5 years US$ 000’s	After
				5 years US$ 000’s	Total US$ 000’s
Accounts payable and accrued liabilities	$12,583	$-	$-	$-	$12,583
EPC	34,237	3,058	-	-	37,295
Other capital expenditure commitments	7,906	-	-	-	7,906
Lease liabilities	140	144	-	-	284
Debt interest and repayment(1)	2,535	36,971	-	-	39,506
Total contractual obligations	$57,401	$40,173	$-	$-	$97,574

(1) Debt interest payments calculated based on interest rate in effect on March 31, 2021. Interest rate may vary (refer to "6. Liquidity and Capital Resources Outlook - Liabilities").

As of April 30, 2021, the Company's capital commitments totaled $40.9 million.

7.  FINANCINGS & USE OF PROCEEDS

January 10, 2020 Financing

On January 10, 2020, the Company completed a private placement with SSR Mining of 1,819,074 common shares at a price of C$7.28 per common share for gross proceeds of C$13.2 million ($9.8 million) SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. As at May 14, 2020, SSR Mining issued a news release announcing that it has divested its SilverCrest equity position and did not hold any common shares of the Company. As a result, SSR Mining’s equity participation right pursuant to an agreement between the Company and SSR Mining dated November 28, 2018 expired. The Company incurred C$0.2 million ($0.2 million) of related capital stock issue costs. The Company still holds the net proceeds from this financing as cash and cash equivalents at March 31, 2021. The Company intends to use these proceeds for continued exploration and development of Las Chispas, and for general working capital and administrative purposess.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

April 17, 2020 Financing

On April 17, 2020, the Company completed a private placement of 13,465,001 common shares at a price of C$7.50 per common share for gross proceeds of C$101.0 million ($75.3 million) (C$99.5 million ($74.2 million) net proceeds)). The Company incurred C$1.5 million ($1.1 million) of related capital stock issuance costs. The Company still holds the net proceeds from this financing as cash and cash equivalents at March 31, 2021. The Company intends to use these proceeds for continued exploration and development of Las Chispas, and for general working capital and administrative purposes.

April 24, 2020 Financing

On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of C$7.50 per common share for gross proceeds of C$27.0 million ($20.1 million) (C$26.7 million ($19.9 million) net proceeds). SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. SSR Mining subsequently sold these shares. The Company incurred C$0.3 million ($0.2 million) of related capital stock issue costs. The Company still holds the net proceeds from this financing as cash and cash equivalents at March 31, 2021. The Company intends to use these proceeds for continued exploration and future development of Las Chispas, and for general working capital and administrative purposes.

Short Form Base Shelf

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective.

February 22, 2021 Financing

On February 22, 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.5 million net proceeds). The Company incurred $6.6 million of related capital stock issuance costs. This bought deal financing offering was completed by way of a prospectus supplement to the base shelf prospectus.

The following table compares the estimated and actual use of net proceeds from the February 2021 Prospectus Offering (other than working capital2 ) to March 31, 2021:

Description of expenditure	Estimated cost US$ 000's	Actual and accrued expenditures to March 31, 2021 US$ 000's
For Las Chispas Property
Exploration infill and expansion drilling	40,000	702
Production ramp-up and inventory costs	10,000	-
Exploration work on other properties near Las Chispas	3,000	1,171

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities (related to deferred share units) are measured using level 1 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Foreign currency risk is described below, and for further details on these risks, please refer to note 8 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021.

____________________________________
2 Working capital is a non-IFRS measure widely used in the mining industry and which the Company defines as current assets less current liabilities, as reported in the condensed consolidated interim statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries, effective December 29, 2020, is US$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar US$ 000's	Mexican Peso US$ 000's	Total US$ 000's
March 31, 2021
Cash and cash equivalents	$203,428	$816	$204,244
Amounts receivable	43	1	44
Value-added taxes receivable	-	14,842	14,842
Total financial assets	203,471	15,659	219,130
Less: accounts payable and accrued liabilities	(42)	(3,172)	(3,214)
Net financial assets	$203,429	$12,487	$215,916

	US Dollar US$ 000's	Mexican Peso US$ 000's	Total US$ 000's
December 31, 2020
Cash and cash equivalents	$90,690	$73	$90,763
Amounts receivable	81	1	82
Value-added taxes receivable	-	12,198	12,198
Total financial assets	90,771	12,272	103,043
Less: accounts payable and accrued liabilities	(70)	(1,530)	(1,600)
Net financial assets	$90,701	$10,742	$101,443

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 10% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the year:

March 31, 2021 US$ 000's
C$/US$ exchange rate - increase 10%	$(20,343)
C$/US$ exchange rate - decrease 10%	$20,343
US$/MX$ exchange rate - increase 10%	$(1,249)
US$/MX$ exchange rate - decrease 10%	$1,249

9. RELATED PARTY TRANSACTIONS

Professional fees

During the three months ended March 31, 2021, the Company paid or accrued professional fees of $44,805 (March 31, 2020 - $96,184) and capital stock issuance costs of $122,508 (March 31, 2020 - $31,032), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at March 31, 2021, $22,775 (December 31, 2020 - $25,333) was payable to Koffman Kalef LLP.

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

		Expensed
	Mineral property, plant, and equipment US$ 000's	Remuneration US$ 000's	Exploration and evaluation expenditures US$ 000's	Total US$ 000's
Three months ended March 31, 2021
Management fees	$46	$23	$24	$93
Management remuneration	82	119	3	204
Director fees	-	69	-	69
Share-based compensation	66	92	15	173
	$194	$303	$42	$539

Three months ended March 31, 2020
Management fees	$-	$37	$39	$76
Management remuneration	-	105	62	167
Director fees	-	41	-	41
Share-based compensation	-	472	250	722
	$-	$655	$351	$1,006

(1) Total management fees and short-term benefits were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.

Other transactions

The Company paid remuneration to Nathan Fier (an employee providing technical services who is an immediate family member of the CEO). During the three months ended March 31, 2021 and 2020, the Company recorded the following for this employee:

		Expensed
	Mineral property, plant and equipment US$ 000's	Remuneration US$ 000's	Exploration and evaluation expenditures US$ 000's	Total US$ 000's
Three months ended March 31, 2021
Remuneration	$17	$6	$9	$32
Share-based compensation	6	2	3	11
	$23	$8	$12	$43

Three months ended March 31, 2020
Remuneration	$-	$1	$24	$25
Share-based compensation	-	2	31	33
	$-	$3	$55	$58

The Company recorded loans receivable at March 31, 2021 of $45,239 (December 31, 2020 - $96,860) due from the Company's President and COO of the Company. The loans accrue interest at a rate of 2% per annum and are due December 31, 2021.

The Company has an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. During the three months ended March 31, 2021, the Company allocated to Goldsource $22,043 (March 31, 2020 – $27,792) for its share of these expenses, of which $26,123 (December 31, 2020 – $25,800) was receivable from Goldsource at March 31, 2021. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

10. OUTSTANDING SHARE CAPITAL

As of May 10, 2021, the Company had the following common shares and options issued and outstanding:

Issued & Outstanding Shares:			144,457,964
	C$ per share	Expiry
Options:	C$1.84 - C$12.63	Dec 9, 2021 - Feb 25, 2026	6,620,000
Fully Diluted			151,077,964

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

11. OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2021, the Company had no off-balance sheet arrangements.

12. PROPOSED TRANSACTION

As at March 31, 2021, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

13. CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company's accounting policies during Q1, 2021.

14. RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual MD&A for the year ended December 31, 2020 for other risks affecting or that could potentially affect the Company. Important risk factors to consider, among others, are:

● Activities of the Company may be financially impacted by the COVID-19 pandemic;

● No history of operations or earnings;

● No revenue from operations; requirement for additional capital and financing risks;

● Uncertainties and risks relating to the Las Chispas Feasibility Study; and

● Development plans and cost estimates for Las Chispas may vary or not be achieved.

In addition to the above risks, the Company notes that during Q2, 2021, the Mexican Senate approved legislation that will modify the tax and labour law treatment of subcontracted services in Mexico. These modifications to tax provisions and labour laws will become effective in Q3, 2021. The Company is currently assessing its legal and accounting requirements with respect to these changes. At this time, SilverCrest does not expect these changes to have a material financial impact to the Company.

15. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2020. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company's non-current assets and determine whether or not indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets including mineral property, plant and equipment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2021	TSX: SIL | NYSE American: SILV

16. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's CEO and CFO believe that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company's disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control - Integrated Framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The Company completed the implementation of its new Enterprise Resource Planning ("ERP") system during 2020 in all consolidated entities except one Mexican subsidiary, which was completed during Q1, 2021. The implementation of that ERP system has and is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the fully completed implementation of the new ERP system, there have been no significant changes in the Company's internal control over financial reporting during Q1, 2021, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, with participation of the CEO and CFO, has assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2021. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2021.